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SECURITIES AND EXCHANGE COMMISSION



10030215

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

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Expires:	February 28, 2010
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SEC FILE NUMBER
8- 44243

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterstone Financial Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
Waterstone Financial Group, Inc.
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Waterstone Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Waterstone Financial Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7T. Waterstone Financial Group, Inc.'s management is responsible for Waterstone Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (bank disbursement account statements) noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, FOCUS Income Statement, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (for the time period of April 1, 2009 to December 31, 2009) noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (for the time period of April 1, 2009 to December 31, 2009) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2010

Waterstone Financial Group, Inc. 500 Park Boulevard, Suite 800, Itasca, Illinois 60143-2645

DATE: 19-FEB-10 · VENDOR: SECURITIES INVESTOR VENDOR NO.: 2929 401418

INV. NO.	INVOICE DATE	COMMENT	DISCOUNT	NET AMOUNT
7188	17-FEB-10	SIPC-7T ASSESSMENT	0.00	4,671.00
		TOTAL	0.00	4,671.00


Waterstone
FINANCIAL GROUP

Waterstone Financial Group, Inc.
500 Park Boulevard, Suite 800
Itasca, Illinois 60143-2645
(630) 250-7000

Bank of America
Controlled Disbursement
Bank of America, N A
Atlanta, Dekalb County, Georgia

64-1278/611

401418

CHECK DATE	CHECK AMOUNT
19-FEB-10	$ $4,671.00

VOID AFTER 6 MONTHS FROM DATE OF ISSUE
TWO SIGNATURES REQUIRED IF $10,000 OR MORE

PAY Four Thousand Six Hundred Seventy-One Dollars And 00 Cents

TO THE ORDER OF
SECURITIES INVESTOR PROTECTION CORP.
805 15TH STREET N.W., STE 800
WASHINGTON, D.C. 20005-2215

AUTHORIZED SIGNATURE

⑈401418⑈ ⑆061112788⑆ 329 905 8901⑈

Waterstone Financial Group, Inc. 500 Park Boulevard, Suite 800, Itasca, Illinois 60143-2645

DATE: 24-FEB-10 VENDOR: SECURITIES INVESTOR VENDOR NO.: 2929 401421

170041

INV. NO.	INVOICE DATE	COMMENT	DISCOUNT	NET AMOUNT
7253	24-FEB-10	PENALTY	0.00	17.00
		TOTAL	0.00	17.00


Waterstone
FINANCIAL GROUP

Waterstone Financial Group, Inc.
500 Park Boulevard, Suite 800
Itasca, Illinois 60143-2645
(630) 250-7000

Bank of America
Controlled Disbursement
Bank of America, N.A.
Atlanta, Dekalb County, Georgia

64-1278
611

401421

CHECK DATE	CHECK AMOUNT
24-FEB-10	$ $17.00

VOID AFTER 6 MONTHS FROM DATE OF ISSUE
TWO SIGNATURES REQUIRED IF $10,000 OR MORE

PAY Seventeen Dollars And 00 Cents

TO THE ORDER OF SECURITIES INVESTOR PROTECTION CORP.
805 15TH STREET N.W., STE 800
WASHINGTON, D.C. 20005-2215

AUTHORIZED SIGNATURE

⑈401421⑈ ⑆061112788⑆ 329 905 8901⑈

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WATERSTONE FINANCIAL GROUP
9785 TOWNE CENTRE DRIVE
SAN DIEGO, CA 92121

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PHILLIP VALTAIRO (858) 450-9606

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 7,982

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3,311)

JULY 30, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,671

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 17

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,688

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,688

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WATERSTONE FINANCIAL GROUP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP, CONTROLLER
(Title)

Dated the 19 day of FEBRUARY, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 24,217,442
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	17,272,217
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	46,425
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	3,697,860
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 8,047	
Enter the greater of line (i) or (ii)	8,047
Total deductions	21,024,549
2d. SIPC Net Operating Revenues	$ 3,192,893
2e. General Assessment @ .0025	$ 7,982

(to page 1 but not less than $150 minimum)